Room 4561
Via fax (508) 435-7954

September 28, 2007

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

      Re: **EMC Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed February 27, 2007
               File no. 1-09853

Dear Mr. Tucci:

We have reviewed your response letter dated August 16, 2007 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

1.   We note your response to our prior comment 4 and your discussions of the methodologies used to establish VSOE for PCS in your Information Storage segment. With regards to such information, please explain further the following:

- You indicate that for the back-up software, greater than 80% of the renewals fall within a range of plus or minus 20% of your VSOE rate. In your response letter dated June 7, 2007, the Company indicated that you calculate VSOE on the sale of standalone maintenance contracts based on the "average rate of maintenance as a percentage of the price of the software license" within your population of standalone contracts. You also indicated that you used this method for <u>both</u> back-up software contracts and storage-related software not sold to a specific channel partner. Based on your current response, it appears that you use different methods to establish VSOE for each of these contract types. Please confirm. If our assumptions are incorrect, then please explain in further detail how you establish the "VSOE rate" for your back-up software contracts.

- We note that for the storage-related contracts not sold through the direct channel, you establish VSOE using the average "discount" from your PCS price list for all renewals across all customers. You further state that while you experienced a "greater range of rates within the renewal population," the average rate of discount of the price charged for PCS has only ranged between 28% and 34% off list price on a quarterly basis over the last three years. Please explain (and quantify) what you mean by "greater range of rates." Is the Company able to reasonably establish VSOE based on the renewal rates? If so, tell us how your method complies with paragraph 10 of SOP 97-2. Also, please explain further your reference to the average discount rate of the price charged for PCS. Why is this discount rate relative in your VSOE analysis?

- Tell us the amount of revenues recognized for each period presented for back-up software contracts and storage-related contracts not sold through the direct channel.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief